82-3023

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

03 FEB -3 AM 7:21

03003485

SUPPL

January 23, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. 82-4991

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

cc: Quebec Securities Commission

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dw 2/4

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

File No. 82-4991

NEWS RELEASE

TSX Trading Symbol: YGH.V
S.E.C. Exemption: 12(g)3-2(b)

January 23, 2003

The Company wishes to announce that it is granting incentive stock options to purchase a total of 379,000 common shares in its capital stock, at a price of $0.10 per share, exercisable on or before January 23, 2008.

The closing price of the Company's shares on January 22, 2003 was $0.07.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, please contact Debra Chapman at 604-434-8829.